July 10, 2025

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Bunge Global SA Bunge Limited Finance Corp. Registration Statement on Form S-4 Filed July 10, 2025

Ladies and Gentlemen:

On the date hereof, Bunge Global SA, a Swiss corporation (“Bunge”), and Bunge Limited Finance Corp. (“BLFC” and, together with Bunge, the “Registrants”), filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 (the “Registration Statement”) relating to the offer to exchange (the “Exchange Offer”) up to $579,763,000 aggregate principal amount of BLFC’s 2.000% Senior Notes due 2026, $439,733,000 aggregate principal amount of BLFC’s 4.900% Senior Notes due 2027, $598,591,000 aggregate principal amount of BLFC’s 3.200% Senior Notes due 2031, and $299,800,000 aggregate principal amount of BLFC’s 5.250% Senior Notes due 2032 (collectively, the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”) for any and all of BLFC’s 2.000% Senior Notes due 2026, BLFC’s 4.900% Senior Notes due 2027, the BLFC’s 3.200% Senior Notes due 2031, and BLFC’s 5.250% Senior Notes due 2032, which were issued on July 8, 2025.

The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.	The Registrants have not entered into any arrangement or understanding with any person who will receive the Exchange Notes in the Exchange Offer to distribute the Exchange Notes following completion of the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.	The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer and (b) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act, or, if the offeree is an affiliate of the Registrants, the offeree will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Very truly yours,

BUNGE GLOBAL SA

By:	/s/ Lisa Ware-Alexander
Name:	Lisa Ware-Alexander
Title:	Vice President, Deputy General Counsel and Corporate Secretary

BUNGE LIMITED FINANCE CORP.

By:	/s/ Lisa Ware-Alexander
Name:	Lisa Ware-Alexander
Title:	Secretary

cc:	Joel T. May, Esq. (Jones Day) Krunal P. Shah, Esq. (Jones Day)